

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-Mail
Peter McGoldrick
Chief Executive Officer
MetaSolutions, Inc.
34 Randall Avenue, Suite 100
Lynbrook, NY 11563

   Re: MetaSolutions, Inc.
     Registration Statement on Form S-1
     Filed January 27, 2015
     File No. 333-201719

Dear Mr. McGoldrick:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions

that you cite. Examples of assertions or references that need support include the following:

- your statement that you believe contract sizes may range from $100,000 to $500,000 (pages 5 and 23);

- your statement that the energy efficiency market will surpass $1 trillion in gross energy savings over the next five years representing $50 billion in potential average annual savings from a potential annual capital investment of $25 billion per year (pages 23 and 31); and

- your statement that the commercial segment you believe has been historically underserved presents 40% of the U.S. energy efficiency savings potential to be reached over the next decade (pages 23 and 31).

Cover Page

3.   Please delete the tabular presentation, which is not appropriate in the context of a self-underwritten offering to be conducted on a no minimum basis. Additionally, given the "no minimum" nature of the offering, we suggest that you supplement the disclosures on pages 19 and 20 to reflect assumed completion of ten percent of the proposed offering, rather than presenting 25% of the offering as the minimum offering completion level.

Prospectus Summary

About MetaSolutions, Inc., page 4

4.   We note your disclosure that you have spent over $100,000 on software development. Please clarify the current status of your software development and include corresponding disclosure in the Business section.

5.   We note that you have entered into a management services agreement with Mr. McGoldrick. Please tell us what consideration you gave to filing this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

6.   Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that you will provide comprehensive energy efficiency services and that you will provide real-time energy usage analytics. On page 22 you state that your platform will enable the management of electricity and will be scalable. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

7.   As the escrow agreement provides that the proceeds of the offering will be held in the The Krueger Group, LLP's Attorney-Client Trust Account, it appears that they will have

a first priority claim over funds received in this offering. If accurate, please disclose this here and include corresponding disclosure in the Risk Factors section.

Risk Factors

Risks Related to the Business

8.   Please include a risk factor that addresses the exemptions from financial reporting requirements that are available to emerging growth companies and disclose whether you will be taking advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies.

Our internal controls may be inadequate…, page 11

9.   Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal controls over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company and/or a smaller reporting company.

Use of Proceeds, page 17

10.   Please revise your disclosure to include a tabular disclosure that assumes the sale of 10%, 25%, 50%, and 100% of the shares you are offering.

Management's Discussion and Analysis or Plan of Operation

Business Objective, page 24

11.   We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Liquidity, page 27

12.   Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Directors, Executive Officers, Promoters and Control Persons, page 34

13.   Please revise to disclose Mr. McGoldrick's position with Public Service Enterprise Group Incorporated. Refer to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 36

14.   Please revise the summary compensation table to disclose the salary earned by Mr. McGoldrick during 2013 and 2014. Refer to Item 402(n)(2)(iii) of Regulation S-K.

Plan of Distribution

State Securities – Blue Sky Laws, page 45

15.   Your statement that that upon the filing of a Form 8-A the company's shares of common stock will become "covered securities" is inconsistent with the definition of a covered security under Section 18(b) of the Securities Act. Please advise or revise.

Exhibit 23.1

16.   Please revise the consent to reference all financial statement periods included in the report dated January 5, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via-Email
        Blair Krueger, Esq.
        The Krueger Group, LLP